Mail Stop 3561

October 26, 2006

Dr. Martin Steiner
President
Feodor-Lynen Strasse 5
Hanover, Germany

Re: **ImVisioN Therapeutics, Inc.**
        Pre-Effective Amendment to Registration Statement on Form SB-2
        Filed October 18, 2006
        File No. 333-137043

Dear Dr. Steiner,

    We have reviewed your responses to the comments in our letter dated September 27, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. We note your analysis provided in response to comment one of our letter dated September 27. You advise that the release of the shares from escrow is not tied to the performance of the services, but is tied to the eligibility of the trading of the Company's shares on the OTC Bulletin Board. The release of the shares from escrow is conditional upon the eligibility of the trading of the Company's shares on the OTC Bulletin Board, which appears in the control of DeBondo Capital's performance of service. We continue to think that DeBondo Capital's right to purchase 3,925,000 shares appears to be an incomplete private placement and that the registration statement may not register the resale of those securities.

    Further, this appears to be a delayed offering as the 3,925,000 shares will not be released from the escrow until the company's shares become eligible for trading on the OTCBB by March 31, 2007. The event will not necessarily take place immediately after the effectiveness of the registration statement. However, the offering structure does not appear to comply with Rule 415(a)(1). Please revise your registration statement.

Experts, page 40

2. As previously requested in our prior comment 39, please revise the Expert section to reflect the registrant's name "ImVisioN Therapeutics, Inc." as shown on the cover page to the Form SB-2

Financial Statements

ImVisioN Therapeutics, Inc. Interim Consolidated Financial Statements for the interim period ended June 30, 2006

Note 4 – Agreements, page F-15

3. We note your response to our prior comment 34. Along with your revised disclosure in Note 4(e) to your interim financial statements and Note 8(e) to your audited consolidated financial statements, please revise your MD&A and the notes to your financial statements to quantify, on a aggregate basis, the expected impact that all of the Debondo stock-based compensation will have on your statement of operations if Debondo meets all the requirements stipulated in each stock-based compensation agreement as disclosed on page 42 and 43 of your registration statement. Also, please disclose the assumptions used in your Black Scholes fair value based valuation model associated with the stock-based compensation expense estimate.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Max Webb at (202) 551- 3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Michael H. Taylor, Esq.
        Lang Michener LLP
        Fax: (604)893-2669